Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES PRICING OF US$20 MILLION PUBLIC OFFERING OF UNITS

LAVAL, Québec and PRINCETON, NJ (February 12 , 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has priced an underwritten public offering of 11,764,706 newly issued units at a public offering price of US$1.70 per unit. Each unit is comprised of one of the Company's common shares and a warrant to purchase 0.5 of a common share. Each whole warrant entitles the holder to acquire one common share of the Company upon payment of US$2.30 per share, exercisable at any time during the period beginning six months after the date of issuance and ending three years following the date of issuance. The gross proceeds to Labopharm, before underwriting discounts and commissions and other offering expenses, from the sale of the units are expected to be approximately US$20 million.

Deutsche Bank Securities is the sole book-running manager for this offering and Canaccord Adams, Dundee Capital Markets and Versant Partners are co-managers for this offering. The Company has granted the underwriters a 30-day option to purchase up to 1,764,706 additional units to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, gross proceeds from the offering, before underwriting discounts and commissions and other offering expenses, will be approximately US$23 million. The offering is expected to close on February 18, 2010, subject to customary closing conditions.

The units will be issued in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada. The offering is being made only by means of a prospectus supplement and accompanying final short form base shelf prospectus. Copies of the prospectus relating to this offering, when available, may be obtained by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements which reflect the Company's current expectations regarding future events, including statements concerning the Company’s expectations related to the timing and closing of the offering of units . These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control, including risks and uncertainties relating to the completion of the contemplated offering of units . Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com